UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2005

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech Pharmaceuticals, Inc. today announced that its corporate partner, Boston Scientific (“BSC”), has announced 30-day safety data from the transitional phase of its OLYMPIA registry.  The OLYMPIA registry is designed to collect and analyze “real-world” clinical outcomes data using BSC’s next-generation TAXUS® Liberté™ paclitaxel-eluting stent system in the treatment of patients with coronary artery disease.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: October 20, 2005

      By:/s/ David M. Hall

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE

NEWS RELEASE

Thursday, October 20, 2005

OLYMPIA REGISTRY SUPPORTS POSITIVE SAFETY PROFILE
OF TAXUS® LIBERTÉ™ STENT SYSTEM

Study of first next-generation drug-eluting stent system expands enrollment in next two phases to include up to 30,000 patients worldwide

VANCOUVER, BC and WASHINGTON, DC, October 20, 2005 – Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP) corporate partner, Boston Scientific (“BSC”), today announced 30-day safety data from the transitional phase of its OLYMPIA registry.  The OLYMPIA registry is designed to collect and analyze “real-world” clinical outcomes data using BSC’s next-generation TAXUS® Liberté™ paclitaxel-eluting stent system in the treatment of patients with coronary artery disease.  Enrollment has begun in the next two phases of the study, which will include up to 30,000 patients at 500 sites in more than 70 countries where the product is commercially available. BSC made the announcement at the annual Transcatheter Cardiovascular Therapeutics symposium, in Washington, D.C.

The OLYMPIA registry 30-day results include clinical outcomes data from 529 patients at 16 sites collected during the transitional phase, which completed enrollment in June and includes a large concentration of diabetic patients (49 percent).  The primary endpoint for this phase of the registry is the rate of TAXUS Liberté stent-related cardiac events at 30 days post implant procedure as assessed by a Clinical Events Committee.

The 30-day results support safety, as demonstrated by a low incidence of cardiac events.  The early safety profile compares favorably to BSC’s ATLAS clinical trial, which is designed to support U.S. Food and Drug Administration approval of TAXUS Liberté stent system.

“These initial safety findings are encouraging and support the positive safety profile of the TAXUS Liberté stent,” said Waqar Ahmed, M.D, M.S., F.A.C.C., of King Fahed Armed Forces Hospital in Jeddah, Saudi Arabia who was the first to enroll a patient in the OLYMPIA registry.  “TAXUS Liberté is proving to offer greater deliverability along with the added confidence of proven safety and efficacy outcomes.”

OLYMPIA enrollment expands up to 30,000 patients

The OLYMPIA registry is a global study comprised of five distinct phases.  The second phase, known as the Inter-Continental Launch phase, began enrollment on September 13 when Dr. Carlos Calderas, in collaboration with Dr. Carlos Ascanio, enrolled the first patient at the Urologico San Roman in Caracas, Venezuela.  Following CE Mark approval of TAXUS Liberté in September, Dr. K.E. Hauptmann of Barmherzige Brueder Hospital in Trier, Germany enrolled the first patient in the European Launch phase of the registry on October 10.  Other physicians have begun enrollment in both phases.  The final two U.S. phases are expected to begin patient enrollment in late 2006 once the TAXUS Liberté paclitaxel-eluting stent system is commercialized in the U.S., making OLYMPIA the world’s largest drug-eluting stent registry.

“Continuing the next phase of OLYMPIA provides physicians with a great opportunity to further evaluate the performance of the TAXUS Liberté stent system in our daily practice,” said OLYMPIA’s Co-Principal Investigator, Martyn Thomas, M.D., F.R.C.P., Clinical Director of Cardiac Services at King’s College Hospital in London and President of the British Cardiovascular Intervention Society.  “We are hopeful that this new stent design will provide enhanced deliverability that will allow us to expand the utilization of this therapy to a broader patient base.”

“The OLYMPIA registry seeks to study and provide answers to the challenging cases clinicians see every day,” said Hank Kucheman, President of Boston Scientific’s Interventional Cardiology business.  “No two patients are alike and many present with complexities such as small vessels, long lesions and diabetes, which can be difficult to treat.  This data will provide physicians with the information they need—based on real cases—to make the best treatment decisions for their patients.”

The TAXUS Liberté coronary stent system is the next generation to BSC’s market-leading paclitaxel-eluting coronary stent system, TAXUS® Express2™.  The Liberté stent features the Veriflex™ stent design, a highly flexible cell geometry with thin struts and uniform cell distribution.  This new platform has been designed to offer improved deliverability, conformability and lesion crossability in challenging anatomy, compared to BSC’s first-generation drug-eluting stent systems.

BSC received the CE Mark for the TAXUS Liberté paclitaxel-eluting system in Europe in September.  In April 2005, BSC received U.S. Food and Drug Administration approval for its Liberté™ bare-metal coronary stent system.  BSC has completed enrollment in its ATLAS clinical trial, a pivotal study designed to support FDA approval of the TAXUS Liberté stent system, and anticipates FDA approval next year.

BSC acquired worldwide exclusive rights from Angiotech to use paclitaxel to coat its coronary stent products and has co-exclusive rights to other vascular and non-vascular products.

Vancouver-based Angiotech Pharmaceuticals, Inc. is a specialty pharmaceutical company pioneering the combination of pharmaceutical compounds with medical devices and biomaterials to both create novel solutions for poorly addressed disease states and dramatically improve surgical outcomes. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

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FOR ADDITIONAL INFORMATION:

Analysts and Investors:  Todd Young, Vice President Investor Relations and Communications,

Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6933

Analysts:  Rui Avelar, Senior Vice President Medical Affairs and Communications,

Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6996

Media:  Wendy Carhart, Waggener Edstrom Bioscience, (503) 443-7354, Email: wendyc@wagged.com